One Williams Center
P.O. Box 2400, MD 35-8
Tulsa, OK 74102-2400
(539) 573-2164

May 31, 2012

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:     Apco Oil and Gas International Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed on February 29, 2012
File No. 0-08933

Dear Mr. Horowitz:

Apco Oil and Gas International Inc., a Cayman Islands company, is in receipt of the comments by the staff of the Division of Corporation Finance by letter dated May 29, 2012.

In order to provide an accurate response, we respectfully request an extension of time to respond to these comments by Friday, July 13, 2012.  The reason for this request is due to the unavailability of key company personnel responsible for the preparation, review, and approval of our response.  It is our intention to file a complete and timely response and we feel this can be accomplished by July 13, 2012.

If you have any questions concerning the request, please contact me at (539) 573-1616 or by fax (539) 573-3082.

Sincerely,

/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer